Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Dollar General Corporation and subsidiaries for the registration of its Common Stock, Preferred Stock, Debt Securities, Depositary Shares, Warrants, Stock Purchase Contracts and Units and to the incorporation by reference therein of our reports dated March 24, 2017, with respect to the consolidated financial statements of Dollar General Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of Dollar General Corporation and subsidiaries, included in its Annual Report (Form 10-K) for the year ended February 3, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 24, 2017